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23 March 2000

TELECOM ACQUIRES INL STAKE

Telecom New Zealand today purchased a 5.7 percent shareholding in the INL Group.

Telecom purchased 21.2 million shares overnight, at $4.25 per share, representing 5.1 percent and remained in the market today. A total of 22.3 million shares, or 5.7 percent was acquired.

"We were wanting to achieve a shareholding in the company of somewhere between 5 and 10 percent and so we are very comfortable with the level we have acquired," Telecom Chief Executive Theresa Gattung said.

"It is indicative of a small strategic position, which will allow us to build a closer relationship over time."

The total purchase has cost approximately $94.6 million.

Ms Gattung said the move recognises there are potential synergies between the content and Internet industries. "It is further evidence of Telecom's transition from a traditional telecommunications company to a serious on-line and solutions player," she said. "It is also a good fit with other strategic initiatives, including the EDS, Microsoft alliance and the investment in AAPT.

"We are operating in a converging, global industry, with several world players in New Zealand. This represents a sound investment for us, with good prospects for the future.